Mail Stop 4561

August 16, 2006

Robert J. Ambrosi
President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

> **Re: ARC Corporate Realty Trust, Inc.**
> **Revised Proxy Statement on Schedule 14A**
> **File No. 0-50727**
> **Filed July 27, 2006**

Dear Mr. Ambrosi:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have sold or plan to sell properties with a purchase price of
        almost $13 million to affiliates and those with a purchase price of about $16
        million to non-affiliates. Please tell us whether you anticipate further sales to
        affiliates and provide us with an analysis of why the series of transactions
        proposed in your proxy statement is not the first step in a going private
        transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of
        1934.

2.   Please continue to monitor the updating requirements pursuant to Rule 3-12 of
        Regulation S-X.

Summary

3.   We have reviewed your revisions in response to prior comment 3. Please revise
        your disclosure to quantify the fees that will be payable to your President as
        general partner of your Advisor and your Executive Vice President as a 12.76
        percent holder of your Advisor.

Risk Factors

The value of our portfolio properties mat be adversely affected…, page 3

4.   Please delete the first sentence under this risk factor heading as it tends to
        mitigate the risk presented. Please also revise to explain that your liquidating
        assets may continue to be subject to liabilities in connection with environmental
        contamination on properties you sell.

The Stockholder Meeting, page 5

Background of the Liquidation, page 7

5.   We note your new disclosure in the first paragraph on page 11 in response to our
        prior comment number 21. Please revise your discussion here further to quantify
        the amount of purchase price payable to "other parties with which [you] jointly
        own certain of the properties."

Report of The Schonbraun McCann Group, page 20

6.   Please disclose that the Schonbraun McCann Group made no physical inspections
        of the properties in connection with its valuation report.

Properties, page 26

7.   Please revise the table to make clear that the total amount of "Estimated Net Proceeds to the Company" does not represent the estimated amount of funds to be distributed to stockholders. For example, it does not appear that the estimated incentive fees or funds to be held in contingency accounts have been deducted from this total.

*   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Direct any questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3694.

                                                            Sincerely,

                                                            Owen Pinkerton
                                                            Senior Counsel

cc: Ben English, Esq. *(via facsimile)*